Exhibit 99.6

CERTIFICATE OF DESIGNATION

of

SERIES C PREFERRED STOCK

of

P10 INDUSTRIES, INC.

(Pursuant to Section 151 of the

Delaware General Corporation Law)

P10 INDUSTRIES, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware formerly known as ACTIVE POWER, INC. (hereinafter called the “Corporation”), hereby certifies that the following resolution was adopted by the board of directors of the Corporation (the “Board”) as required by Section 151 of the General Corporation Law at a meeting duly called and held on May 2, 2017;

RESOLVED, that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the certificate of incorporation of the Corporation, as currently in effect, the Board hereby creates a series of Preferred Stock, par value $0.001 per share (“Preferred Stock”), of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, preferences, and limitations thereof as follows:

SERIES C PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Bankruptcy Event” means any of the following events: (a) the Corporation or any Significant Subsidiary (as such term is defined in Rule 1-02(w) of Regulation S-X) thereof commences a case or other proceeding under any bankruptcy, reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction relating to the Corporation or any Significant Subsidiary thereof other than the Chapter 11 Case (as defined in the Purchase Agreement), (b) there is commenced against the Corporation or any Significant Subsidiary thereof any such case or proceeding that is not dismissed within 60 days after commencement, (c) the Corporation or any Significant Subsidiary thereof is adjudicated insolvent or bankrupt or any order of relief or other order approving any such case or proceeding is entered, (d) the Corporation or any Significant Subsidiary thereof suffers any appointment of any custodian or the like for it or any substantial part of its property that is not discharged or stayed within 60 calendar days after such appointment, (e) the Corporation or any Significant Subsidiary thereof makes a general assignment for the benefit of creditors, (f) the Corporation or any Significant Subsidiary thereof calls a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts, or (g) the Corporation or any Significant Subsidiary thereof, by any act or failure to act, expressly indicates its consent to, approval of or acquiescence in any of the foregoing or takes any corporate or other action for the purpose of effecting any of the foregoing.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States or any day on which banking institutions in the State of Texas are authorized or required by law or other governmental action to close.

“Change of Control” means the occurrence after the date hereof, excluding the transactions contemplated by the Transaction Documents, of any of:

(i) other than by the Holders and their affiliates, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of twenty percent (20%) or more of the equity securities of the Corporation entitled to vote for members of the Board or equivalent governing body of the Corporation on a fully diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right);

(ii) the Corporation merges into or consolidates with any other Person, or any Person merges into or consolidates with the Corporation and, after giving effect to such transaction, the stockholders of the Corporation immediately prior to such transaction own less than 80% of the aggregate voting power of the Corporation or the successor entity of such transaction;

(iii) the Corporation sells or transfers all or substantially all of its assets to another Person and the stockholders of the Corporation immediately prior to such transaction own less than 80% of the aggregate voting power of the acquiring entity immediately after the transaction;

(iv) during any period of twelve (12) consecutive months, a majority of the members of the Board or other equivalent governing body of the Corporation cease to be composed of individuals (A) who were members of the Board or equivalent governing body on the first (1st) day of such period, (B) whose election or nomination to the Board or equivalent governing body was approved by individuals referred to in clause (A) above constituting at the time of such election or nomination at least a majority of the Board or equivalent governing body or (C) whose election or nomination to the Board or other equivalent governing body was approved by individuals referred to in clauses (A) and (B) above constituting at the time of such election or nomination at least a majority of the Board or equivalent governing body;

(v) the passage of thirty (30) days from the date upon which any person or two or more persons acting in concert (other than the Holders and their affiliates) shall have acquired by contract or otherwise, or shall have entered into a contract or arrangement that, upon consummation thereof, will result in its or their acquisition of the power to exercise, directly or indirectly, a controlling influence over the management or policies of the Corporation, or control over the equity securities of the Corporation entitled to vote for members of the Board or equivalent governing body of the Corporation on a fully diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right) representing twenty percent (20%) or more of the combined voting power of such securities; or

(vi) the execution by the Corporation of an agreement to which the Corporation is a party or by which it is bound, providing for any of the events set forth in clauses (i) through (v) above.

“Common Stock” means the Corporation’s common stock, par value $0.001 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed.

“Common Stock Equivalents” means any securities of the Corporation or the Subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

“Dividend Payment Date” shall have the meaning set forth in Section 3(a).

“Effective Date” means the date this Certificate of Designations is accepted by the Delaware Secretary of State.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Holder” means a holder of shares of Series C Preferred Stock.

“Junior Securities” means the Common Stock and all other Common Stock Equivalents of the Corporation other than those securities which are explicitly senior or pari passu to the Series C Preferred Stock in dividend rights or liquidation preference, including, without limitation, the Corporation’s Series B Junior Participating Preferred Stock.

“Liquidation” shall have the meaning set forth in Section 5.

“Loan Documents” means the Corporation’s Loan Agreement and the Promissory Note, each dated on or about the Effective Date, and all exhibits and schedules thereto and any other documents or agreements executed in connection with the transactions contemplated pursuant to the Loan Agreement, each as amended, modified or supplemented from time to time in accordance with its terms.

“Mandatory Redemption” shall have the meaning set forth in Section 7(b).

“Mandatory Redemption Date” shall have the meaning set forth in Section 7(b).

“Optional Redemption” shall have the meaning set forth in Section 7(a).

“Optional Redemption Date” shall have the meaning set forth in Section 7(a).

“Optional Redemption Notice Date” shall have the meaning set forth in Section 7(a).

“Original Issue Date” means the date on which shares of Series C Preferred Stock are issued, determined on a share by share basis.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“PIK Shares” shall have the meaning set forth in Section 3(a).

“Purchase Agreement” means the Securities Purchase Agreement, dated on or about the date of this Certificate of Designations, among the Corporation and the original Holders, as amended, modified or supplemented from time to time in accordance with its terms.

“Redemption Price” shall have the meaning set forth in Section 7(a).

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date of the Purchase Agreement, among the Corporation and the original Holders, in the form of Exhibit C attached to the Purchase Agreement, as amended, modified or supplemented from time to time in accordance with its terms.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series C Preferred Stock” shall have the meaning set forth in Section 2.

“Stated Value” shall have the meaning set forth in Section 2.

“Subsidiary” means any direct or indirect subsidiary of the Corporation formed or acquired after the date of the Purchase Agreement.

“Transaction Documents” means this Certificate of Designation, the Purchase Agreement, the Registration Rights Agreement, and all exhibits and schedules thereto and hereto and any other documents or agreements executed in connection with the transactions contemplated pursuant to the Purchase Agreement.

“Triggering Event” shall have the meaning set forth in Section 9(a).

“Triggering Redemption Payment Date” shall have the meaning set forth in Section 9(b).

Section 2. Designation, Amount and Par Value. The shares of the series of Preferred Stock shall be designated as the Corporation’s “Series C Preferred Stock” (the “Series C Preferred Stock”) and the number of shares so designated shall be up to 20,000 (which shall not be subject to increase without the written consent of the holders of a majority of the shares of the Series C Preferred Stock). Each share of Series C Preferred Stock shall have a par value of $0.001 per share and a stated value per share equal to $1,000 (the “Stated Value”).

Section 3. Dividends.

(a) Dividends in Cash or in Kind. Holders shall be entitled to receive, and the Corporation shall pay, cumulative dividends at the rate per share (as a percentage of the Stated Value per share), if dividends are timely paid in cash, of 10% per annum, or, if dividends are paid in kind with additional shares of Series C Preferred Stock, of 12% per annum, payable quarterly on March 31, June 30, September 30 and December 31, beginning on the first such date after the Original Issue Date and on each Optional Redemption Date or Mandatory Redemption Date (with respect only to Series C Preferred Stock being redeemed) (each such date, a “Dividend Payment Date”) in cash, or at the Corporation’s option (if the Corporation has available a sufficient number of authorized and unissued shares of Series C Preferred Stock), in duly authorized, validly issued, fully paid and non-assessable shares of Series C Preferred Stock (“PIK Shares”) at a per share price equal to the Stated Value for the Series C Preferred Stock. In lieu of issuing any fractional PIK Share as dividends, the Corporation will pay cash equal to the value of such fractional PIK Share.

(b) Dividend Calculations. Dividends on the Series C Preferred Stock shall be calculated on the basis of a 360-day year, consisting of twelve 30 calendar day periods, and shall accrue daily commencing on the Original Issue Date, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends.

(c) Late Fees. Any dividends, whether paid in cash or shares of Series C Preferred Stock, that are not paid within three Business Days following a Dividend Payment Date shall continue to accrue and shall entail a late fee, which must be paid in cash, at the rate of 18% per annum or the lesser rate permitted by applicable law, which shall accrue daily from the Dividend Payment Date through and including the date of actual payment in full.

(d) Other Securities. So long as any Series C Preferred Stock shall remain outstanding, neither the Corporation nor any Subsidiary thereof shall redeem, purchase or otherwise acquire directly or indirectly any Junior Securities except as expressly permitted by Section 8(b). So long as any Series C Preferred Stock shall remain outstanding, neither the Corporation nor any Subsidiary thereof shall directly or indirectly pay or declare any dividend or make any distribution upon, nor shall any distribution be made in respect of, any Junior Securities as long as any dividends due on the Series C Preferred Stock remain unpaid, nor shall any monies be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities or shares pari passu with the Series C Preferred Stock.

Section 4. Voting Rights. Except as otherwise provided herein or as otherwise required by law, the Series C Preferred Stock shall have no voting rights. However, as long as any shares of Series C Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series C Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock or alter or amend this Certificate of Designation, (b) authorize or create any class of stock ranking as to dividends, redemption or distribution of assets upon a Liquidation (as defined in Section 5) senior to, or otherwise pari passu with, the Series C Preferred Stock, (c) amend its certificate of incorporation or other charter documents in any manner that adversely affects any rights of the Holders, (d) increase the number of authorized shares of Series C Preferred Stock, (e) issue any shares of Series C Preferred Stock except pursuant to the Purchase Agreement, or (f) enter into any agreement with respect to any of the foregoing.

Section 5. Liquidation. Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Corporation an amount equal to the Stated Value, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due and owing thereon under this Certificate of Designation, for each share of Series C Preferred Stock, before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Corporation shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be ratably distributed among the Holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

Section 6. Conversion. Shares of Series C Preferred Stock are not convertible into shares of Common Stock or any other shares of capital stock of the Corporation.

Section 7. Redemption.

(a) Optional Redemption at Election of Corporation. Subject to the provisions of this Section 7, at any time the Corporation may deliver a notice to the Holders (the date such notice is deemed delivered hereunder, the “Optional Redemption Notice Date”) of its irrevocable election to redeem some or all of the then outstanding Series C Preferred Stock, for cash in an amount equal to the Stated Value plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due and owing thereon under this Certificate of Designation (the “Redemption Price”) per share of Series C Preferred Stock on the fifth Business Day following the Optional Redemption Notice Date (such date, the “Optional Redemption Date” and such redemption, the “Optional Redemption”).

(b) Mandatory Redemption. From time to time, on the fifth anniversary of the Original Issue Date of any shares of Series C Preferred Stock, determined on a share by share basis (the “Mandatory Redemption Date”), the Corporation shall redeem all shares of Series C Preferred Stock that have been outstanding for such five year period, together with any PIK Shares issued with respect to such shares of Series C Preferred Stock as dividends pursuant to Section 3(a), for an amount in cash equal to the Redemption Price per share of Series C Preferred Stock (such redemption, the “Mandatory Redemption”).

(c) Redemption Procedure. The payment of cash pursuant to an Optional Redemption or Mandatory Redemption shall be made on the Optional Redemption Date or Mandatory Redemption Date, as applicable. If any portion of the cash payment for an Optional Redemption or Mandatory Redemption has not been paid by the Corporation on the Optional Redemption Date or Mandatory Redemption Date, as applicable, interest shall accrue thereon until such amount is paid in full at a rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law.

Section 8. Negative Covenants. As long as any shares of Series C Preferred Stock are outstanding, except with the consent of the Holders of at least a majority of the then outstanding shares of Series C Preferred Stock, the Corporation shall not, and shall not permit any of the Subsidiaries to, directly or indirectly:

(a) amend its charter documents, including, without limitation, its certificate of incorporation and bylaws, in any manner that adversely affects any rights of the Holder;

(b) repay, repurchase or offer to repay, repurchase or otherwise acquire any shares of its Common Stock, Common Stock Equivalents or Junior Securities, other than as to repurchases of Common Stock or Common Stock Equivalents of departing officers and directors of the Corporation, provided that such repurchases shall not exceed an aggregate of $50,000 for all officers and directors for so long as any Series C Preferred Stock is outstanding;

(c) pay cash dividends or distributions on Junior Securities of the Corporation (except as required under the Corporation’s Rights Agreement, dated as of June 15, 2016, between the Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent, as amended, modified or supplemented from time to time in accordance with its terms);

(d) issue any shares of Series C Preferred Stock except pursuant to the Purchase Agreement; or

(e) enter into any agreement with respect to any of the foregoing.

Section 9. Redemption Upon Triggering Events.

(a) “Triggering Event” means, wherever used herein any of the following events (whatever the reason for such event and whether such event shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):

(i) the Corporation shall fail to have available a sufficient number of authorized and unissued shares of Series C Preferred Stock to issue to the Holders PIK Shares in lieu of cash dividends pursuant to Section 3(a);

(ii) the Corporation shall fail to observe or perform any term, covenant or agreement contained in any Transaction Document;

(iii) any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Corporation in any Transaction Document shall be incorrect or misleading when made or deemed made;

(iv) a Default or Event of Default (each as defined in the Loan Documents) shall occur under Loan Documents resulting in the acceleration of the indebtedness represented thereby;

(v) the Corporation shall redeem any Junior Securities (other than asto repurchases of Common Stock or Common Stock Equivalents from departing officers and directors; provided that, while any of the Series C Preferred Stock remains outstanding, such repurchases shall not exceed an aggregate of $50,000 from all officers and directors);

(vi) a Change of Control shall occur;

(vii) there shall have occurred any event or circumstance that could reasonably be expected to have a Material Adverse Effect (as defined in the Purchase Agreement); or

(viii) there shall have occurred a Bankruptcy Event.

(b) Triggering Event Redemption. The Corporation shall deliver to each Holder notice of a Triggering Event within three days of its occurrence, together with the details surrounding such Triggering Event. Upon the occurrence of a Triggering Event, each Holder shall (in addition to all other rights it may have hereunder or under applicable law) have the right, exercisable at the sole option of such Holder, to require the Corporation to redeem all of the Series C Preferred Stock then held by such Holder for a redemption price, in cash, equal to the Redemption Price. The Redemption Price shall be due and payable within five Business Days following the date on which the notice for the payment therefor is provided by a Holder (the “Triggering Redemption Payment Date”). If the Corporation fails to pay in full the Redemption Price hereunder by the Triggering Redemption Payment Date, the Corporation will pay interest thereon at a rate equal to the lesser of 18% per annum or the maximum rate permitted by applicable law, accruing daily from such date until the Redemption Price, plus all such interest thereon, is paid in full. For purposes of this Section 9, a share of Series C Preferred Stock is outstanding until such date as the applicable Holder shall have been paid the Redemption Price in cash.

Section 10. Miscellaneous.

(a) Absolute Obligation. Except as expressly provided herein, no provision of this Certificate of Designation shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay liquidated damages, accrued dividends and accrued interest, as applicable, on the shares of Series C Preferred Stock at the time, place, and rate, and in the coin or currency, herein prescribed.

(b) Lost or Mutilated Preferred Stock Certificate. If a Holder’s Series C Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series C Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

(c) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation on any other occasion. Any waiver by the Corporation or a Holder must be in writing.

(d) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(e) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(f) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

(g) Status of Redeemed Series C Preferred Stock. Shares of Series C Preferred Stock may only be issued pursuant to the Purchase Agreement. If any shares of Series C Preferred Stock shall be redeemed or reacquired by the Corporation, such shares shall resume the status of authorized but unissued shares of Series C Preferred Stock and may again be reissued pursuant to the Purchase Agreement.

RESOLVED, FURTHER, that the Chairman, the president or any vice-president, and the secretary or any assistant secretary, of the Corporation be and they hereby are authorized and directed to prepare and file this Certificate of Designation in accordance with the foregoing resolution and the provisions of Delaware law.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Certificate this 3rd day of May, 2017.

P10 INDUSTRIES, INC.

By:	/s/ Mark A. Ascolese
Name:	Mark A. Ascolese
Title:	Chief Executive Officer

Signature Page to Certificate of Designation of Series C Preferred Stock

(P10 Industries, Inc.)